UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          SCHEDULE 13D/A
             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

                       PDG ENVIRONMENTAL INC

                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                             693283103

                          (CUSIP Number)

                          Olga Filippova
                    730 Fifth Avenue, 9th Floor
                        New York, NY 10019
                           212-659-7790
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                         December 7, 2004
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule  13D, and is filing this schedule because of
240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 693283103
  13D
1    Name of Reporting Person
     Barron Partners LP
     I.R.S. Identification No. of Above Person
     431981699
2    Check the Appropriate Box if a Member of a Group  (a)  [ ]
     (b)  [  x ]
3    SEC Use Only
4    Source of Funds
     WC
5    Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
      [    ]
6    Citizenship or Place of Organization
     Delaware
Number of      7    Sole Voting Power
Shares
Owned                    4,624,000 shares
By Each        8    Shared Voting Power
Reporting           0
Person With
               9    Sole Dispositive Power
                    4,624,000 shares
10   Shared Dispositive Power
     0
11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     4,624,000
12   Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
     [      ]
13   Percent of Class Represented by Amount in Row (11)
     31.9%
14   Type of Reporting Person
     PN

Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.02 per share, (the "Common Stock") of PDG Environmental Inc., a
Delaware corporation (the "Company") having its principal
executive offices at 1386 Beulah Road, Building 801, Pittsburg, PA
15235

Item 2.   Identity and Background.
This Statement is filed by Barron Partners LP, a Delaware Limited
Partnership (the "Reporting Person"), whose business address is 730 Fifth Avenue, 9th Floor, New York, NY 10019. The Reporting
Person is principally engaged in making
investments.

The General Partner of the Reporting Person is Barron Capital
Advisors LLC, a Delaware Limited Liability Company, (the "General
Partner"). Andrew Barron Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

n/a

Item 4.   Purpose of Transaction.
n/a

Item 5.   Interest in Securities of the Issuer.



(c) Between December 7, 2004 and December 8, 2004 the Reporting Person acquired 126,000 shares of Common Stock by exercising warrants a price of $0.80 per share. The shares of Common Stock underlying the warrants have been included previously in the number of shares of the Common Stock beneficially owned by the Reporting Person.

Between December 7, 2004 and December 8, 2004 the Reporting Person sold 126,000 shares of Common Stock in the open market transactions at a price per share ranging from $1.20 and $1.22.


Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Material to be Filed as Exhibits.

Not applicable.


SIGNATURE1
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2004

/s/       ANDREW BARRON WORDEN
--------------------
 Signature

Andrew B. Worden, Managing Member of the General Partner of Barron
Partners LP